Exhibit 23(h)(vi)(e) under Form N-1A
                                              Exhibit 10 under Item 601/Reg. S-K

May 6, 2003




BBH Fund, Inc.
BBH Trust
BBH Common Settlement Fund II, Inc.
(collectively, the Funds)
40 Water Street
Boston, MA  02109

Dear Ladies and Gentlemen:

Brown Brothers Harriman Trust Company, LLC, on behalf of itself and its affiliates ("BBH"), hereby agrees to waive its fees, and/or make reimbursements to certain portfolios of the Funds, so that each portfolio's operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the portfolio) do not exceed, in the aggregate, the rate per annum of the portfolio's average daily net assets specified with respect to that portfolio as set forth below ("Expense Limitation"):

      Portfolio                                 Expense Limitation

      BBH Tax-Exempt Money Fund                       0.65%
      BBH Broad Market Fixed Income Fund
            Class N Shares                            0.55%
            Class I Shares                            0.40%
      BBH Tax-Efficient Equity Fund
            Class N Shares                            1.20%
            Class I Shares                            0.95%
      BBH International Equity Fund
            Class I Shares                            1.10%
            Class N Shares                            1.35%
      BBH Common Settlement Fund II, Inc.             0.18%

BBH agrees that this obligation shall constitute a contractual commitment enforceable by the Funds and that BBH shall not assert any right to reimbursement of amounts so waived or reimbursed.

The Funds agree to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

BBH understands that it shall look only to the assets of the relevant portfolio for performance of this agreement as it relates to that portfolio and for payment of any claim it may have hereunder relating to that portfolio, and neither any other portfolio, nor any of the Funds' trustees, directors, officers, employees, agents, or shareholders, whether past, present or future shall be personally liable therefor.


This agreement is effective as of June 1, 2003, and it will terminate with respect to any portfolio upon the earlier of (1) the termination with respect to such portfolio of the Amended and Restated Administration Agreements between the Funds and BBH, each dated November 1, 1993 and amended and restated on January 1, 2001 and August 6, 2002; or (2) December 31, 2004. This agreement was approved by the Trustees/Directors of the Funds at their meeting on May 6, 2003.

This agreement is made and to be performed principally in the State of New York and except insofar as the Investment Company Act of 1940, as amended ("1940 Act"), or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this agreement shall be in writing signed by the parties hereto. This agreement supercedes all previous agreements concerning the same subject matter.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return to us.

Very truly yours,

BROWN BROTHERS HARRIMAN TRUST COMPANY, LLC



By:  /s/ William H. Mears
Name:  William H. Mears
Title:  Senior Vice President

The foregoing agreement is hereby accepted as of May 6, 2003

BBH FUND, INC.
BBH TRUST
BBH COMMON SETTLEMENT FUND II, INC.


By:  /s/ Michael D. Martins
Name:  Michael Martins
Title:  Vice President